Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022
(212) 389-1500
(212) 389-1700 Fax

January 7, 2008

Matthew McNair
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-32145

Dear Mr. McNair:

Pursuant to your request, I am submitting this letter via EDGAR to request that you extend the due date for our response to the comments set forth in the letter of the Staff dated December 20, 2007 relating to the above-referenced filing.  We intend to file our response by Tuesday, January 22, 2008.

If you have any questions or require any additional information regarding this request, please do not hesitate to contact me at (212) 389-1561 or our General Counsel, Ulrika Ekman, at (212) 389-1547.

Sincerely,

/s/ Jodi B. Ganz
Jodi B. Ganz, Esq.
Assistant General Counsel

cc:	Todd Schiffman, Securities and Exchange Commission
Ulrika Ekman, Greenhill & Co., Inc.